Filed by RADA Electronic Industries Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: September 9, 2022

RADA ELECTRONIC INDUSTRIES LTD.

Filing of Amendment No. 2 to Form S-4 by Leonardo DRS, Inc.

On September 9, 2022, Leonardo DRS, Inc. (“DRS”) filed with the Securities and Exchange Commission (the “SEC”) its Amendment No. 2 to a registration statement on Form S-4, which includes the updated proxy statement for the Extraordinary General Meeting of Shareholders (the “Meeting”) of RADA Electronic Industries Ltd. (“RADA”), relating to the approval of the Agreement and Plan of Merger, dated June 21, 2022, by and among DRS, RADA and Blackstart Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”). For more information, see DRS’s registration statement on Form S-4, Registration No. 333-266494. The proxy statement included in the Form S-4 is still in draft form and subject to review by the SEC.  The registration statement filed by DRS provides certain additional information concerning the Meeting, including the proposed record date, which is expected to be September 14, 2022, and the proposed date of the Meeting, which is expected to be October 19, 2022. The final proxy statement in connection with the Meeting will be submitted by RADA to the SEC on Form 6-K.

Additional Information and Where to Find It

This report is provided in respect of the proposed merger of Merger Sub with and into RADA, with RADA surviving the merger and becoming a wholly owned subsidiary of DRS. The proposed transaction will be submitted to the shareholders of RADA for their consideration. As noted above, on September 9, 2022, DRS filed with the SEC an Amendment No. 2 to the Registration Statement on Form S-4 that includes a preliminary prospectus with respect to DRS’s common stock to be issued in the proposed transaction and a preliminary proxy statement of RADA in connection with the proposed transaction. The information in the preliminary proxy statement/prospectus is not complete and may be changed. DRS may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. DRS and RADA also plan to file other documents with the SEC regarding the proposed transaction. This report is not a substitute for any prospectus, proxy statement or any other document that DRS or RADA may file with the SEC in connection with the proposed transaction. Investors and shareholders of RADA are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the documents DRS files with the SEC by going to DRS’s website at www.leonardodrs.com, and of the documents RADA files with the SEC by going to RADA’s website at www.RADA.com. The website addresses of RADA and DRS are provided as inactive textual references only. None of the information contained on, or that may be accessed through RADA’s or DRS’s websites or any other website identified herein is part of, or incorporated into, this report.

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements in this report are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, the impact of the SEC review process of the DRS Form S-4, changes in general economic conditions, risks related to the pending merger with DRS, in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.